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                              July 26, 2022

       Brian Taylor
       Chief Accounting Officer
       Oil States International, Inc
       Three Allen Center
       333 Clay Street, Suite 4620
       Houston, Texas 77002

                                                        Re: Oil States
International, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed July 6, 2022
                                                            File No. 333-266037

       Dear Mr. Taylor:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3

       Risk Factors, page 2

   1. We note that demand for most of your products and services depends on the level of supply of and demand
for oil and natural gas, which has been impacted by the ongoing war between Russia and
Ukraine. To the extent material, please provide risk factor
                                                        disclosure of the
direct or indirect impact of Russia   s invasion of the Ukraine on your
                                                        business segments,
products, lines of service, projects, or operations. In addition to the general impact, please
also consider the impact on your supply chain, any impact from sanctions and export
controls and whether you will need to evaluate any aspects of your business for
impairment.
 Brian Taylor
Oil States International, Inc
July 26, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Joshua
Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



FirstName LastNameBrian Taylor                             Sincerely,
Comapany NameOil States International, Inc
                                                           Division of
Corporation Finance
July 26, 2022 Page 2                                       Office of Technology
FirstName LastName